LEGG MASON
GLOBAL ASSET MANAGEMENT

News Release

FOR IMMEDIATE RELEASE

Investor Relations:
Alan Magleby
410-454-5246
amagleby@leggmason.com

Media:
Mary Athridge
212-805-6035
mkathridge@leggmason.com

LEGG MASON REPORTS RESULTS FOR SECOND FISCAL QUARTER 2015

-- Second Quarter Net Income of $5 Million, or $0.04 per Diluted Share --

-- Second Quarter Adjusted Income of $41 Million, or $0.35 per Diluted Share --

-- Debt Refinancing Charge of $107 Million, or $0.59 per Diluted Share --

-- Assets Under Management of $708 Billion --

Baltimore, Maryland – October 31, 2014 – Legg Mason, Inc. (NYSE: LM) today reported its operating results for the second fiscal quarter ended September 30, 2014. The Company reported net income[1] of $4.9 million, or $0.04 per diluted share, as compared with net income of $72.2 million, or $0.61 per diluted share, in the previous quarter, and net income of $86.3 million, or $0.70 per diluted share, in the second quarter of fiscal 2014. In the quarter, Legg Mason completed a debt refinancing that resulted in a $107.1 million charge, or $0.59 per diluted share. Adjusted income[2] for the second quarter was $40.6 million, or $0.35 per diluted share, as compared to $107.2 million, or $0.91 per diluted share, in the previous quarter and $104.5 million, or $0.85 per diluted share, in the second quarter of fiscal 2014. For the quarter, operating revenues were $703.9 million, up 1% from $693.9 million in the prior quarter, and up 5% from $669.9 million in the second quarter of fiscal 2014. Operating expenses were $573.5 million, relatively flat compared to $574.4 million in the prior quarter and up 2% from $563.5 million in the second quarter of fiscal 2014.

Assets Under Management ("AUM") were $707.8 billion, up slightly from $704.3 billion as of June 30, 2014 and up 8% from $656.0 billion as of September 30, 2013.

Legg Mason also announced today that its Board of Directors has declared a quarterly cash dividend on its common stock in the amount of $0.16 per share.

(Amounts in millions, except per share amounts)

	Quarters Ended			Six Months Ended	
	Sep 2014	Jun 2014	Sep 2013	Sep 2014	Sep 2013
Total Operating Revenues	$ 703.9	$ 693.9	$ 669.9	$ 1,397.8	$ 1,340.3
Total Operating Expenses	573.5	574.4	563.5	1,147.9	1,150.4
Operating Income	130.4	119.5	106.4	249.9	189.9
Net Income[1]	4.9	72.2	86.3	77.1	134.1
Adjusted Income[2]	40.6	107.2	104.5	147.8	189.7
Net Income Per Share - Diluted[1]	0.04	0.61	0.70	0.66	1.08
Adjusted Income Per Share - Diluted[2]	0.35	0.91	0.85	1.26	1.53

(1) Net Income Attributable to Legg Mason, Inc.
(2) See "Use of Supplemental Non-GAAP Financial Information" below.

Comments on the Second Quarter of Fiscal Year 2015 Results

Joseph A. Sullivan, Chairman and CEO of Legg Mason said, “Legg Mason experienced long-term inflows for the second straight quarter, along with liquidity inflows and continued strong investment performance. Our global retail distribution team reported record gross sales of nearly $20 billion, and record net sales of $5 billion, highlighting our depth of product, distribution capability and strong performance in products that are in demand from investors. During the period, we also completed a transaction refinancing our debt at current historically low rates while meaningfully laddering out our maturities. While this restructuring impacted the current quarter, the resulting decrease in our run-rate interest expense and enhanced financial flexibility will benefit shareholders over the long-term.

“As an organization we are now singularly focused on the growth opportunities ahead of us, capitalizing on the important steps that we have taken to improve our ability to serve our global client base and match our investment capabilities with their evolving needs. Most recently, through our Martin Currie and QS Investors acquisitions, we are translating expanded capabilities into new product offerings that will be rolled out across all the regions and channels we serve. We also believe that our strong investment performance at both Western and Brandywine will allow us to benefit from the larger trends in the fixed income space across the retail, insurance sub-advisory and institutional channels. Finally, we remain committed to appropriately managing our costs and returning capital to shareholders through buybacks and dividends."

Assets Under Management Increased to $708 Billion

AUM increased to $707.8 billion compared with $704.3 billion at June 30, 2014, primarily driven by $13.4 billion in net flows. Liquidity inflows were $12.7 billion and long-term inflows were $0.7 billion. These were in large part offset by negative market performance and foreign exchange of $9.9 billion. AUM was up 8% from $656.0 billion as of September 30, 2013.

- Long-term inflows of $0.7 billion included equity inflows of $1.6 billion, and fixed income outflows of $0.9 billion for the quarter ended September 30, 2014.
- At September 30, 2014, fixed income represented 51% of AUM, while equity represented 27%, and liquidity represented 22% of AUM.
- By geography, 62% of AUM was from clients domiciled in the United States and 38% from non-US domiciled clients.
- Average AUM during the quarter was $704.1 billion compared to $691.3 billion in the first quarter of fiscal year 2015 and $650.4 billion in the second quarter of fiscal year 2014. Average long-term AUM was $558.7 billion compared to $552.7 billion in the prior quarter and $518.3 billion in the second quarter of fiscal year 2014.
- Assets Under Advisement were $117.3 billion at September 30, 2014.

Comparison to the First Quarter of Fiscal Year 2015

Net income was $4.9 million, or $0.04 per diluted share, as compared with net income of $72.2 million, or $0.61 per diluted share, in the first quarter of fiscal year 2015. The current quarter results included a $107.1 million charge, or $0.59 per diluted share, related to the debt refinancing initiated in the prior quarter and finalized in July.

- Operating revenues of $703.9 million were up 1% from $693.9 million in the prior quarter, primarily due to higher average long-term AUM and one additional day in the quarter.
- Operating expenses of $573.5 million were relatively flat compared to $574.4 million in the prior quarter and included $8.7 million in costs related to the QS Investors integration and other corporate initiatives, compared to $14.4 million of these costs in the prior quarter. In addition, the current quarter expenses included costs of $5.6 million related to the Western Asset Middle Market Income closed-end fund

launch, which were offset in part by a $4.5 million credit related to subleased space. The current expenses also included a loss of $0.4 million in the market value of deferred compensation and seed investments, which is recorded as a decrease in compensation and benefits with an offset in other non-operating income, compared to a gain of $4.4 million in the prior quarter. These decreases were offset in part by higher revenue share compensation related to higher revenues.

- Other non-operating expense was $121.5 million, as compared to $5.3 million in the first quarter of fiscal 2015. Other non-operating expense included a $98.6 million make-whole provision charge and a non-cash write-down of $8.5 million, which together resulted in a $107.1 million charge related to the debt refinancing that was completed in the current quarter. Losses on corporate investments, not offset in compensation, were $1.0 million compared with gains of $5.3 million in the prior quarter. The current quarter included losses on funded deferred compensation and seed investments, as described above. In addition, the current quarter included $0.2 million in gains associated with consolidated investment vehicles compared to $1.5 million of gains in the prior quarter. The consolidation of investment vehicles had no impact on net income as the effects of consolidation are fully attributable to noncontrolling interests.
- Operating margin was 18.5%, as compared to 17.2% in the prior quarter. Operating margin, as adjusted,[2] was 23.8%, as compared with 22.9% in the prior quarter.
- Adjusted income was $40.6 million, or $0.35 per diluted share, as compared to adjusted income of $107.2 million, or $0.91 per diluted share, in the prior quarter.

Comparison to the Second Quarter of Fiscal Year 2014

Net income was $4.9 million, or $0.04 per diluted share, as compared with $86.3 million, or $0.70 per diluted share, in the second quarter of fiscal year 2014. The current quarter results included a $107.1 million charge, or $0.59 per diluted share, related to the debt refinancing.

- Operating revenues of $703.9 million increased 5% from $669.9 million in the second quarter of fiscal year 2014, reflecting an 8% increase in average long-term AUM, offset in part by a decrease in performance fees.
- Operating expenses of $573.5 million increased 2% from $563.5 million in the second quarter of fiscal year 2014 quarter, due in part to higher revenue share compensation primarily related to higher revenues. In addition, the current quarter included $8.7 million in costs related to the QS Investors integration and other corporate initiatives, compared to $9.5 million in corporate initiative costs in the prior year quarter. The current quarter expenses also included costs related to the Western Asset Middle Market Income closed-end fund launch of $5.6 million, which was offset in part by a $4.5 million credit related to subleased space. The current quarter expenses included a loss of $0.4 million in the market value of deferred compensation and seed investments, which are recorded as an increase in compensation and benefits with an offset in other non-operating income, compared to a gain of $4.2 million in the prior year quarter.
- Other non-operating expense was $121.5 million, as compared to income of $0.5 million in the second quarter of fiscal year 2014. Other non-operating expense also included a $107.1 million charge related to the debt refinancing. Losses on corporate investments, not offset in compensation, were $1.0 million compared with gains on corporate investments of $7.6 million in the second quarter of fiscal year 2014. In addition, the current quarter also included $0.2 million in gains associated with consolidated investment vehicles, as compared to $2.0 million in gains in the prior year quarter. The consolidation of investment vehicles has no impact on net income as the effects of consolidation are fully attributable to noncontrolling interests.
- Operating margin was 18.5%, as compared to 15.9% in the second quarter of fiscal year 2014. Operating margin, as adjusted, was 23.8%, as compared to 22.3% in the second quarter of fiscal year 2014.
- Adjusted income was $40.6 million, or $0.35 per diluted share, as compared to adjusted income of $104.5 million, or $0.85 per diluted share, in the second quarter of fiscal year 2014.

Quarterly Business Developments and Recent Announcements

- Legg Mason announced on July 24, 2014 the agreement to acquire Martin Currie, an active international equity specialist based in Edinburgh, Scotland. The transaction closed on October 1, 2014 and is expected to be slightly accretive in the first year.

- Legg Mason completed a transaction on July 23, 2014 refinancing its debt at current historically low rates while meaningfully laddering out maturities.

- Legg Mason raised $327 million for the Western Asset Middle Market Income Fund. The Fund's primary investment objective is to provide high income. As a secondary investment objective, the Fund will seek capital appreciation.

Quarterly Performance

At September 30, 2014:

	1-Year	3-Year	5-Year	10-Year
% of Strategy AUM beating Benchmark[3]	83%	85%	88%	92%
% of Long-Term US Fund Assets Beating Lipper Category Average[3]				
Equity	51%	51%	47%	62%
Fixed Income	77%	72%	78%	83%
Total US Fund Assets	60%	58%	57%	68%

Of Legg Mason's long-term U.S. mutual fund assets, 38% were rated 4 or 5 stars by Morningstar.

Balance Sheet

At September 30, 2014, Legg Mason's cash position was $659 million. Total debt was $1.1 billion and stockholders' equity was $4.6 billion. The ratio of total debt to total capital (total equity plus total debt excluding consolidated investment vehicles) was 19%, down from the prior quarter reflecting the July repayment of our notes due in 2019. In the quarter, the Company completed additional open market purchases of 1.8 million shares, which reduced weighted average shares by 985 thousand.

The Board of Directors has declared a quarterly cash dividend on its common stock in the amount of $0.16 per share. The dividend is payable January 12, 2015 to shareholders of record at the close of business on December 17, 2014.

[3] See "Supplemental Data Regarding Quarterly Performance" below

Conference Call to Discuss Results
A conference call to discuss the Company's results, hosted by Mr. Sullivan, will be held at 8:00 am EDT today. The call will be open to the general public. Interested participants should access the call by dialing 1-800-447-0521 (or for international calls 1-847-413-3238), confirmation number 38224409 at least 10 minutes prior to the scheduled start to ensure connection.

The presentation slides that will be reviewed during the conference call will be available on the Investor Relations section of the Legg Mason website shortly after the release of the financial results.

A replay of the live broadcast will be available on the Legg Mason website, in the investor relations section, or by dialing 1-888-843-7419 (or for international calls 1-630-652-3042), enter pass code 38224409# when prompted. Please note that the replay will be available beginning at 10:30 a.m. EDT on Friday, October 31, 2014, and ending at 11:59 p.m. EST on November 14, 2014.

About Legg Mason
Legg Mason is a global asset management firm, with $708 billion in AUM as of September 30, 2014. The Company provides active asset management in many major investment centers throughout the world. Legg Mason is headquartered in Baltimore, Maryland, and its common stock is listed on the New York Stock Exchange (symbol: LM).

This release contains forward-looking statements subject to risks, uncertainties and other factors that may cause actual results to differ materially. For a discussion of these risks and uncertainties, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Legg Mason's Annual Report on Form 10-K for the fiscal year ended March 31, 2014 and in the Company's quarterly reports on Form 10-Q.

Supplemental Data Regarding Quarterly Performance

Strategy Performance
For purposes of investment performance comparisons, strategies are an aggregation of discretionary portfolios (separate accounts, investment funds, and other products) into a single group that represents a particular investment objective. In the case of separate accounts, the investment performance of the account is based upon the performance of the strategy to which the account has been assigned. Each of our asset managers has its own specific guidelines for including portfolios in their strategies. For those managers which manage both separate accounts and investment funds in the same strategy, the performance comparison for all of the assets is based upon the performance of the separate account.

Approximately ninety percent of total AUM is included in strategy AUM as of September 30, 2014, although not all strategies have three-, five-, and ten-year histories. Total strategy AUM includes liquidity assets. Certain assets are not included in reported performance comparisons. These include: accounts that are not managed in accordance with the guidelines outlined above; accounts in strategies not marketed to potential clients; accounts that have not yet been assigned to a strategy; and certain smaller products at some of our affiliates.

Past performance is not indicative of future results. For AUM included in institutional and retail separate accounts and investment funds managed in the same strategy as separate accounts, performance comparisons are based on gross-of-fee performance. For investment funds (including fund-of-hedge funds) which are not managed in a separate account format, performance comparisons are based on net-of-fee performance. These performance comparisons do not reflect the actual performance of any specific separate account or investment fund; individual separate account and investment fund performance may differ. The information in this table is provided solely for use in connection with this table, and is not directed toward existing or potential clients of Legg Mason.

Long-term US Fund Assets Beating Lipper Category Average
Long-term US fund assets include open-end, closed-end, and variable annuity funds. These performance comparisons do not reflect the actual performance of any specific fund; individual fund performance may differ. Past performance is not a guarantee of future results. Source: Lipper Inc.

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended			For the Six Months Ended	
	September 2014	June 2014	September 2013	September 2014	September 2013
Operating Revenues:					
Investment advisory fees:					
Separate accounts	$ 204,739	$ 204,770	$ 191,645	$ 409,509	$ 382,679
Funds	389,238	381,627	372,679	770,865	743,150
Performance fees	13,993	16,303	17,346	30,296	39,367
Distribution and service fees	94,481	89,716	86,202	184,197	171,081
Other	1,444	1,465	1,980	2,909	3,992
Total operating revenues	703,895	693,881	669,852	1,397,776	1,340,269
Operating Expenses:					
Compensation and benefits	303,878	305,506	294,272	609,384	590,383
Distribution and servicing	155,100	148,708	155,142	303,808	325,330
Communications and technology	44,624	41,950	39,968	86,574	78,367
Occupancy	22,710	26,957	24,922	49,667	51,731
Amortization of intangible assets	464	895	3,624	1,359	7,248
Other	46,764	50,319	45,558	97,083	97,310
Total operating expenses	573,540	574,335	563,486	1,147,875	1,150,369
Operating Income	130,355	119,546	106,366	249,901	189,900
Other Non-Operating Income (Expense):					
Interest income	1,680	2,525	1,371	4,205	3,010
Interest expense	(14,975)	(17,058)	(12,859)	(32,033)	(25,927)
Other income (expense), net, including $107,074 debt extinguishment loss in September 2014	(108,156)	6,248	9,662	(101,908)	9,747
Other non-operating income (expense) of consolidated investment vehicles, net	(79)	3,007	2,311	2,928	5,008
Total other non-operating income (expense)	(121,530)	(5,278)	485	(126,808)	(8,162)
Income Before Income Tax Provision	8,825	114,268	106,851	123,093	181,738
Income tax provision	3,804	40,656	19,153	44,460	44,945
Net Income	5,021	73,612	87,698	78,633	136,793
Less: Net income attributable to noncontrolling interests	124	1,424	1,410	1,548	2,690
Net Income Attributable to Legg Mason, Inc.	$ 4,897	$ 72,188	$ 86,288	$ 77,085	$ 134,103
Net Income per Share Attributable to Legg Mason, Inc. Common Shareholders:					
Basic	$ 0.04	$ 0.62	$ 0.70	$ 0.66	$ 1.08
Diluted	$ 0.04	$ 0.61	$ 0.70	$ 0.66	$ 1.08
Weighted Average Number of Shares Outstanding:					
Basic	115,799	117,126	122,974	116,459	124,095
Diluted	116,940	118,219	123,207	117,574	124,308

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME
(Amounts in thousands)
(Unaudited)

	Quarters Ended								
	September 2014			June 2014			September 2013		
	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	Consolidated Totals
Total operating revenues	$ 704,079	$ (184)	$ 703,895	$ 694,064	$ (183)	$ 693,881	$ 670,375	$ (523)	$ 669,852
Total operating expenses	573,486	54	573,540	574,315	20	574,335	563,361	125	563,486
Operating Income (Loss)	130,593	(238)	130,355	119,749	(203)	119,546	107,014	(648)	106,366
Other non-operating income (expense)	(121,714)	184	(121,530)	(6,816)	1,538	(5,278)	(1,487)	1,972	485
Income (Loss) Before Income Tax Provision	8,879	(54)	8,825	112,933	1,335	114,268	105,527	1,324	106,851
Income tax provision	3,804	-	3,804	40,656	-	40,656	19,153	-	19,153
Net Income (Loss)	5,075	(54)	5,021	72,277	1,335	73,612	86,374	1,324	87,698
Less: Net income (loss) attributable to noncontrolling interests	178	(54)	124	89	1,335	1,424	86	1,324	1,410
Net Income Attributable to Legg Mason, Inc.	$ 4,897	$ -	$ 4,897	$ 72,188	$ -	$ 72,188	$ 86,288	$ -	$ 86,288

	For the Six Months Ended					
	September 2014			September 2013		
	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	Consolidated Totals
Total operating revenues	$ 1,398,143	$ (367)	$ 1,397,776	$ 1,341,407	$ (1,138)	$ 1,340,269
Total operating expenses	1,147,801	74	1,147,875	1,150,187	182	1,150,369
Operating Income (Loss)	250,342	(441)	249,901	191,220	(1,320)	189,900
Other non-operating income (expense)	(128,530)	1,722	(126,808)	(12,001)	3,839	(8,162)
Income Before Income Tax Provision	121,812	1,281	123,093	179,219	2,519	181,738
Income tax provision	44,460	-	44,460	44,945	-	44,945
Net Income	77,352	1,281	78,633	134,274	2,519	136,793
Less: Net income attributable to noncontrolling interests	267	1,281	1,548	171	2,519	2,690
Net Income Attributable to Legg Mason, Inc.	$ 77,085	$ -	$ 77,085	$ 134,103	$ -	$ 134,103

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA
RECONCILIATION OF NET INCOME ATTRIBUTABLE TO LEGG MASON, INC.
TO ADJUSTED INCOME [1]
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended			For the Six Months Ended	
	September 2014	June 2014	September 2013	September 2014	September 2013
Net Income Attributable to Legg Mason, Inc.	$ 4,897	$ 72,188	$ 86,288	$ 77,085	$ 134,103
Plus (less):					
Amortization of intangible assets	464	895	3,624	1,359	7,248
Deferred income taxes on intangible assets:					
Tax amortization benefit	35,225	34,144	33,737	69,369	67,473
U.K. tax rate adjustment	-	-	(19,164)	-	(19,164)
Adjusted Income	$ 40,586	$ 107,227	$ 104,485	$ 147,813	$ 189,660
Net Income per Diluted Share Attributable to Legg Mason, Inc. Common Shareholders	$ 0.04	$ 0.61	$ 0.70	$ 0.66	$ 1.08
Plus (less):					
Amortization of intangible assets	-	-	0.03	0.01	0.06
Deferred income taxes on intangible assets:					
Tax amortization benefit	0.31	0.30	0.28	0.59	0.54
U.K. tax rate adjustment	-	-	(0.16)	-	(0.15)
Adjusted Income per Diluted Share	$ 0.35	$ 0.91	$ 0.85	$ 1.26	$ 1.53

(1) See explanations for Use of Supplemental Non-GAAP Financial Information.

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA
RECONCILIATION OF OPERATING MARGIN, AS ADJUSTED[1]
(Amounts in thousands)
(Unaudited)

	Quarters Ended			For the Six Months Ended	
	September 2014	June 2014	September 2013	September 2014	September 2013
Operating Revenues, GAAP basis	$ 703,895	$ 693,881	$ 669,852	$ 1,397,776	$ 1,340,269
Plus (less):					
Operating revenues eliminated upon consolidation of investment vehicles	184	183	523	367	1,138
Distribution and servicing expense excluding consolidated investment vehicles	(155,090)	(148,701)	(155,134)	(303,791)	(325,309)
Operating Revenues, as Adjusted	$ 548,989	$ 545,363	$ 515,241	$ 1,094,352	$ 1,016,098
Operating Income, GAAP basis	$ 130,355	$ 119,546	$ 106,366	$ 249,901	$ 189,900
Plus (less):					
Gains (losses) on deferred compensation and seed investments	(374)	4,449	4,176	4,075	6,048
Amortization of intangible assets	464	895	3,624	1,359	7,248
Operating income of consolidated investment vehicles, net	238	203	648	441	1,320
Operating Income, as Adjusted	$ 130,683	$ 125,093	$ 114,814	$ 255,776	$ 204,516
Operating Margin, GAAP basis	18.5 %	17.2 %	15.9 %	17.9 %	14.2 %
Operating Margin, as Adjusted	23.8	22.9	22.3	23.4	20.1

(1) See explanations for Use of Supplemental Non-GAAP Financial Information.

LEGG MASON, INC. AND SUBSIDIARIES
(Amounts in billions)
(Unaudited)

Assets Under Management

	Quarters Ended				
	September 2014	June 2014	March 2014	December 2013	September 2013
By asset class:					
Equity	$ 193.6	$ 196.0	$ 186.4	$ 182.5	$ 169.5
Fixed Income	360.4	366.7	365.2	355.6	355.0
Long-Term Assets	554.0	562.7	551.6	538.1	524.5
Liquidity	153.8	141.6	150.2	141.4	131.5
Total	$ 707.8	$ 704.3	$ 701.8	$ 679.5	$ 656.0

	Quarters Ended					Six Months Ended	
By asset class (average):	September 2014	June 2014	March 2014	December 2013	September 2013	September 2014	September 2013
Equity	$ 194.6	$ 189.3	$ 183.1	$ 176.9	$ 166.8	$ 191.4	$ 165.4
Fixed Income	364.1	363.4	360.8	356.5	351.5	363.4	357.9
Long-Term Assets	558.7	552.7	543.9	533.4	518.3	554.8	523.3
Liquidity	145.4	138.6	145.1	136.6	132.1	142.0	130.4
Total	$ 704.1	$ 691.3	$ 689.0	$ 670.0	$ 650.4	$ 696.8	$ 653.7

Component Changes in Assets Under Management

	Quarters Ended					Six Months Ended	
	September 2014	June 2014	March 2014	December 2013	September 2013	September 2014	September 2013
Beginning of period	$ 704.3	$ 701.8	$ 679.5	$ 656.0	$ 644.5	$ 701.8	$ 664.6
Net client cash flows:							
Equity	1.6	(1.8)	0.5	(0.7)	(4.0)	(0.2)	(4.7)
Fixed Income	(0.9)	2.5	(0.8)	0.7	0.3	1.6	1.2
Liquidity	12.7	(8.9)	8.6	9.9	2.3	3.7	(6.4)
Total net client cash flows	13.4	(8.2)	8.3	9.9	(1.4)	5.1	(9.9)
Market performance and other	(9.9)	5.7	14.0	13.6	14.2	(4.1)	2.6
Acquisitions (Dispositions), net	-	5.0	-	-	(1.3)	5.0	(1.3)
End of period	$ 707.8	$ 704.3	$ 701.8	$ 679.5	$ 656.0	$ 707.8	$ 656.0

Note 1: Due to effects of rounding, the sum of the quarterly results may differ immaterially from the year-to-date results.
Note 2: During the quarter ended June 2014, certain client assets previously reported as Assets Under Management (AUM) have been reclassified to Assets Under Advisement (AUA). As a result of this change, $12.8 billion has been deducted from AUM, with the deduction reflected in Market performance and other. Included in the table is $12.6 billion in fixed income AUM in March 2014, $13.9 billion in December 2013, and $15.1 billion in September 2013, primarily related to the low-fee sovereign mandate that has been reclassified to AUA.

Use of Supplemental Non-GAAP Financial Information

As supplemental information, we are providing performance measures that are based on methodologies other than generally accepted accounting principles ("non-GAAP") for "Adjusted Income" and "Operating Margin, as Adjusted" that management uses as benchmarks in evaluating and comparing our period-to-period operating performance.

Adjusted Income
We define "Adjusted Income" as Net Income Attributable to Legg Mason, Inc., plus amortization and deferred taxes related to intangible assets and goodwill, imputed interest and tax benefits on contingent convertible debt less deferred income taxes on goodwill and indefinite-life intangible asset impairment, if any. We also adjust for non-core items that are not reflective of our economic performance, such as intangible asset impairments, the impact of fair value adjustments of contingent consideration liabilities, if any, the impact of tax rate adjustments on certain deferred tax liabilities related to indefinite-life intangible assets, and loss on extinguishment of contingent convertible debt.

We believe that Adjusted Income provides a useful representation of our operating performance adjusted for non-cash acquisition related items and other items that facilitate comparison of our results to the results of other asset management firms that have not issued/extinguished contingent convertible debt or made significant acquisitions. We also believe that Adjusted Income is an important metric in estimating the value of an asset management business.

Adjusted Income only considers adjustments for certain items that relate to operating performance and comparability, and therefore, is most readily reconcilable to Net Income Attributable to Legg Mason, Inc. determined under GAAP. This measure is provided in addition to Net Income Attributable to Legg Mason, Inc., but is not a substitute for Net Income Attributable to Legg Mason, Inc. and may not be comparable to non-GAAP performance measures, including measures of adjusted earnings or adjusted income, of other companies. Further, Adjusted Income is not a liquidity measure and should not be used in place of cash flow measures determined under GAAP. Fair value adjustments of contingent consideration liabilities may or may not provide a tax benefit, depending on the tax attributes of the acquisition transaction. We consider Adjusted Income to be useful to investors because it is an important metric in measuring the economic performance of asset management companies, as an indicator of value, and because it facilitates comparison of our operating results with the results of other asset management firms that have not issued/extinguished contingent convertible debt or made significant acquisitions.

In calculating Adjusted Income, we adjust for the impact of the amortization of management contract assets and impairment of indefinite-life intangible assets, and add (subtract) the impact of fair value adjustments of contingent consideration liabilities, if any, all of which arise from acquisitions, to Net Income Attributable to Legg Mason, Inc. to reflect the fact that these items distort comparisons of our operating results with the results of other asset management firms that have not engaged in significant acquisitions. Deferred taxes on indefinite-life intangible assets and goodwill include actual tax benefits from amortization deductions that are not realized under GAAP absent an impairment charge or the disposition of the related business. Because we fully expect to realize the economic benefit of the current period tax amortization, we add this benefit to Net Income Attributable to Legg Mason, Inc. in the calculation of Adjusted Income. However, because of our net operating loss carry-forward, we will receive the benefit of the current tax amortization over time. Conversely, we subtract the non-cash income tax benefits on goodwill and indefinite-life intangible asset impairment charges and U.K. tax rate adjustments on excess book basis on certain acquired indefinite-life intangible assets, if applicable, that have been recognized under GAAP. We also add back, if applicable, non-cash imputed interest and the extinguishment loss on contingent convertible debt adjusted for amounts allocated to the conversion feature, as well as adding the actual tax benefits on the imputed interest that are not realized under GAAP. These adjustments reflect that these items distort comparisons of Legg Mason's operating results to prior periods and the results of other asset management firms that have not engaged in significant acquisitions, including any related impairments, or issued/extinguished contingent convertible debt.

Should a disposition, impairment charge or other non-core item occur, its impact on Adjusted Income may distort actual changes in the operating performance or value of our firm. Accordingly, we monitor these items and their related impact, including taxes, on Adjusted Income to ensure that appropriate adjustments and explanations accompany such disclosures.

Although depreciation and amortization of fixed assets are non-cash expenses, we do not add these charges in calculating Adjusted Income because these charges are related to assets that will ultimately require replacement.

Operating Margin, as Adjusted

We calculate "Operating Margin, as Adjusted," by dividing (i) Operating Income, adjusted to exclude the impact on compensation expense of gains or losses on investments made to fund deferred compensation plans, the impact on compensation expense of gains or losses on seed capital investments by our affiliates under revenue sharing agreements, amortization related to intangible assets, income (loss) of consolidated investment vehicles, the impact of fair value adjustments of contingent consideration liabilities, if any, and impairment charges by (ii) our operating revenues, adjusted to add back net investment advisory fees eliminated upon consolidation of investment vehicles, less distribution and servicing expenses which we use as an approximate measure of revenues that are passed through to third parties, which we refer to as "Operating Revenues, as Adjusted". The compensation items are removed from Operating Income in the calculation because they are offset by an equal amount in Other non-operating income (expense), and thus have no impact on Net Income Attributable to Legg Mason, Inc. We adjust for the impact of the amortization of management contract assets and the impact of fair value adjustments of contingent consideration liabilities, if any, which arise from acquisitions to reflect the fact that these items distort comparison of our operating results with the results of other asset management firms that have not engaged in significant acquisitions. Impairment charges and income (loss) of consolidated investment vehicles are removed from Operating Income in the calculation because these items are not reflective of our core asset management operations. We use Operating Revenues, as Adjusted in the calculation to show the operating margin without distribution and servicing expenses, which we use to approximate our distribution revenues that are passed through to third parties as a direct cost of selling our products, although distribution and servicing expenses may include commissions paid in connection with the launching of closed-end funds for which there is no corresponding revenue in the period. Operating Revenues, as Adjusted also includes our advisory revenues we receive from consolidated investment vehicles that are eliminated in consolidation under GAAP.

We believe that Operating Margin, as Adjusted, is a useful measure of our performance because it provides a measure of our core business activities. It excludes items that have no impact on Net Income Attributable to Legg Mason, Inc. and indicates what Legg Mason's operating margin would have been without distribution revenues that are passed through to third parties as a direct cost of selling our products, amortization related to intangible assets, changes in the fair value of contingent consideration liabilities, impairment charges, and the impact of the consolidation of certain investment vehicles described above. The consolidation of these investment vehicles does not have an impact on Net Income Attributable to Legg Mason, Inc. This measure is provided in addition to the Company's operating margin calculated under GAAP, but is not a substitute for calculations of margins under GAAP and may not be comparable to non-GAAP performance measures, including measures of adjusted margins of other companies.